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            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 4

      STATEMENT OF CHANGES BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.    Name and Address of Reporting Person

      Bruce D. Murry
      237 Jackson Street
      Camden, Arkansas 71701-0878

2.    Issuer Name and Ticker or Trading Symbol

      HCB Bancshares, Inc.; HCBB

3.    IRS or Social Security Number of Reporting Person
      (Voluntary)

      Omitted

4.    Statement for Month/Year

      04/97

5.    If Amendment, Date of Original (Month/Year)

      N/A

6.    Relationship(s) of Reporting Person(s) to Issuer

      [ X ]   Director
      [   ]   10% Owner
      [   ]   Officer (give title below)
      [   ]   Other (specify below)


7.    Individual or Joint/Group Reporting

      [ x ]   Form Filed by One Reporting Person
      [   ]   Form Filed by More than One Reporting Person


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   Table I -- Non-Derivative Securities Acquired, Disposed of, or
                         Beneficially Owned

1.  Title of Security

    Common Stock, par value $0.01 per share

2.  Transaction Date

    4/30/97

3.  Transaction Code

    P

4.  Securities Acquired (A) or Disposed of (D)

    Amount               (A) or (D)                 Price
    ------               ----------                 -----

    a. 3,447 shares          A                      $34,470
    b. 2,475 shares          A                      $24,750

5.  Amount of Securities Beneficially Owned at End of Month

    5,922 shares

6.  Ownership Form: Direct (D) or Indirect (I)

    a. I
    b. I

7.  Nature of Indirect Beneficial Ownership

    a. by IRA Trust
    b. by spouse's IRA Trust
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    TABLE II -- Derivative Securities Acquired, Disposed of,
                     or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security

    N/A

2.  Conversion of Exercise Price of Derivative Security

    N/A

3.  Transaction Date

    N/A

4.  Transaction Code

    Code                        V
    ----                       ---

    N/A                        N/A

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

      (A)                                  (D)
      ---                                  ---

      N/A                                  N/A

6.  Date Exercisable and Expiration Date

    Date Exercisable                    Expiration Date
    ----------------                    ---------------

         N/A                                N/A

7.  Title and Amount of Underlying Securities

                                        Amount or
                                         Number
      Title                             of Shares
      -----                             ----------

      N/A                                  N/A

8.  Price of Derivative Security

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of
    Month

    0

10. Ownership of Derivative Security: Direct (D) or Indirect (I)

    N/A

11. Nature of Indirect Beneficial Ownership

    N/A


EXPLANATION OF RESPONSES:
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/s/ Bruce D. Murry                                 April 30, 1997
___________________________________             ___________________
Signature of Reporting Person                          Date